SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 15 July 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland" or the ''Bank'')

Bank of Ireland announces a long term financial services partnership with the AA in the UK

15 July 2015

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Bank of Ireland, through its wholly owned subsidiary Bank of Ireland UK plc ("BOI UK"), has agreed terms with AA plc ("AA") to enter a new financial services partnership in the UK for a minimum of 10 years. This partnership will bring together attractive customer propositions across a product portfolio of credit cards, unsecured personal loans, savings and mortgages. The partnership will combine BOI UK's proven product development capabilities with the strength of the AA brand and assets and its extensive and attractive membership base. The AA is one of the UK's most trusted brands with nearly 4 million members, and has provided them with financial services products for over 20 years. It is anticipated that product launches will commence in the third quarter of this year.

Des Crowley, Chief Executive BOI UK commented "This new partnership with the AA is an important development for Bank of Ireland, building on the highly valued long term and successful financial services partnership which we have in the UK with the Post Office. Our strategy is to selectively be the long term partner of choice with certain select leading and trusted brands in the UK whose vision and customer ethos we understand and share as they seek to expand and develop their presence in financial services. We look forward to working with the AA on developing attractive financial service offerings for its current and future members."

Bob Mackenzie, Executive Chairman AA noted "This long term partnership forms a fundamental part of our growth strategy to transform the AA into a membership club serving a broader range of the UK motorists' needs. AA Financial Services has, in the past, been an important player in the credit card, loans and savings market places. This new venture builds on the AA's brand strength and financial services expertise and lays the foundations for the AA to develop a long term strategic financial services proposition. BOI UK has proven skill in delivering successful partnerships, and will provide us with the platform to do this. "

Ends

For further information please contact:

Bank of Ireland

Andrew Keating                         Group Chief Financial Officer                           +353 (0)766 23 5141

Mark Spain                                  Director of Group Investor Relations             +353 (0)766 23 4850

Pat Farrell                                     Head of Group Communications                     +353 (0)766 23 4770

Editors notes:
The AA are the largest roadside assistance provider in the UK based on market share, with approximately 4 million personal members and 9 million business customers, representing over 40% of the roadside assistance market. They are also one of the leading insurance brokers in the UK and have a long history of distributing motor, home and other insurance products to both personal members and non-members with approximately 2.2m policies in force as of January 2015. The AA is listed on the London Stock Exchange.

BOI UK is a wholly-owned UK subsidiary of the Bank of Ireland Group which is focussed on growing its lending and savings businesses while supporting its customers in the UK. It is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal', 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's financial position, future income, business strategy and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries such as Greece and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the impact on lending and other activity arising from emerging macro prudential policies; the performance and volatility of international capital markets; the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with the operation of the Single Supervisory Mechanism and the establishment of the Single Resolution Mechanism; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost targets; the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 15 July 2015